SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549
                                 ____________

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No. 2)


                                  CADIZ INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                          COMMON STOCK, $0.01 PAR VALUE
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   127549103
--------------------------------------------------------------------------------
                                (CUSIP Number)


                                J.D. DELL, ESQ.
                       LONE STAR OPPORTUNITY FUND, L.P.
                      600 NORTH PEARL STREET, SUITE 1550
                             DALLAS, TEXAS  75201
                                (214) 754-8307
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                with a copy to:

                             MICHAEL A. SASLAW, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                         100 CRESCENT COURT, SUITE 1300
                               DALLAS, TEXAS 75201
                                 (214) 746-7700

                                 MARCH 16, 2001
--------------------------------------------------------------------------------
             (Date of event which requires filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),(f) or (g), check the following box .

                         (Continued on following pages)

                                 (Page 1 of 15)

-------------------------------                     ----------------------------
CUSIP No. 127549103                   13D              Page 2 of 15 Pages
-------------------------------                     ----------------------------

- ------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
      Lone Star Securities Fund, L.L.C.

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4    WC, OO

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    Delaware

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,698,220
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,698,220
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,698,220

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.8%
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO
- ------------------------------------------------------------------------------

-------------------------------                     ----------------------------
 CUSIP No. 127549103                  13D                  Page 3 of 15 Pages
-------------------------------                     ----------------------------


- ------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
      LSOF Investments, LLC

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [x]
                                                                (b) [_]
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4    AF

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    Delaware

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,698,220
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,698,220
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,698,220
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.8%
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO
- ------------------------------------------------------------------------------

-------------------------------                     ----------------------------
CUSIP No. 127549103                   13D                 Page 4 of 15 Pages
-------------------------------                     ----------------------------


- ------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
      Lone Star Securities Limited

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [x]
                                                                (b) [_]
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Bermuda
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,698,220
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,698,220
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,698,220

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.8%
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO
- ------------------------------------------------------------------------------

-------------------------------                     ----------------------------
CUSIP No. 127549103                   13D             Page 5 of 15 Pages
-------------------------------                     ----------------------------

- ------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
      Lone Star Opportunity Fund, L.P.

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4    AF

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    Delaware

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,698,220
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,698,220

- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11    1,698,220

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13    4.8%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14    PN

- ------------------------------------------------------------------------------

-------------------------------                     ----------------------------
CUSIP No. 127549103                   13D               Page 6 of 15 Pages
-------------------------------                     ----------------------------

- ------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
      Hudson Advisors, L.L.C.

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4    AF

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    Texas

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,698,220
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,698,220

- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11    1,698,220


- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13    4.8%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*

14    IA, OO

- ------------------------------------------------------------------------------

         This Statement, which is being filed jointly by Lone Star Securities Fund, L.L.C., LSOF Investments, LLC, Lone Star Securities Limited, Lone Star Opportunity Fund, L.P., and Hudson Advisors, L.L.C. (collectively, the "Filing Parties") constitutes Amendment No. 2 to the Schedule 13D originally filed with the Securities and Exchange Commission on or about September 14, 1998, and amended on June 6, 2000.

ITEM 1.    SECURITY AND ISSUER.

Common Stock, $0.01 par value (the "Issuer Common Stock")
Cadiz Inc., a Delaware corporation (the "Company")
100 Wilshire Blvd.,  Suite 1600
Santa Monica, Ca 90401
(310) 899-4700


ITEM 2.    IDENTITY AND BACKGROUND.

         Items 2(a), 2(b), 2(c) and 2(f) of the Schedule 13D are hereby amended and restated in their entirety to read as follows:

         (a)-(c), (f) Lone Star Securities Fund, L.L.C., a Delaware limited liability company ("LS Securities") owns the Common Stock. The managing member of LS Securities is LSOF Investments, LLC, a Delaware limited liability company ("LSOF"). The sole member of LSOF is Lone Star Securities Limited, a Bermuda exempted limited liability company ("LSSL"). The sole stockholder of LSSL is Lone Star Opportunity Fund, L.P., a Delaware limited partnership ("Lone Star"). The general partner of Lone Star is Lone Star Partner, L.P., a Delaware limited partnership ("Partner"). The general partner of Partner is Lone Star Management Co., Ltd., a Delaware corporation ("Management"). Hudson Advisors, L.L.C., a Texas limited liability company ("Hudson"), is the asset manager of LS Securities pursuant to an Asset Management Agreement. Robert J. Corcoran, a citizen of the United States ("Corcoran"), is the President and Chief Financial Officer of Hudson and J.D. Dell, a citizen of the United States ("Dell"), is Executive Vice President of Hudson. John P. Grayken, a citizen of Ireland ("Grayken"), is the sole stockholder, sole director and President of Management and the sole beneficial owner of Hudson. Partner, Management, Corcoran, Dell and Grayken disclaim beneficial ownership of the Common Stock. LS Securities, LSOF, LSSL, Lone Star and Hudson are referred to herein as the "Reporting Persons".

         The principal offices and business address of LS Securities, LSOF, Lone Star, Partner and Management is 600 North Pearl Street, Suite 1550, Dallas, Texas 75201. The principal offices and business address of Hudson is 600 North Pearl Street, Suite 1500, Dallas, Texas 75201. The principal offices and business address of LSSL is Gibbons Building, Suite 102, 10 Queen Street, Hamilton HM 11, Bermuda. The business address of Corcoran and Dell is 600 North Pearl Street, Suite 1500, Dallas, Texas 75201. The business address of Grayken is 50 Welbeck Street, London, United Kingdom, W1G9XW. LS Securities, LSOF, LSSL, Lone Star, Partner and Management are all part of a private investment partnership the principal business of which is investing in a broad range of primarily real estate related investments. Lone Star's investors are primarily pension funds and other institutional investors. The principal business of Hudson is the management of such real estate related investments. Corcoran's principal occupation is serving as an officer of Hudson in the aforementioned capacities. Dell's principal occupation is serving as an officer of Lone Star and Hudson. Grayken's principal occupation is serving as an officer of Management in the aforementioned capacities.



ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 of the Schedule 13D is hereby amended to add the following:

         As of the date hereof, the Reporting Persons beneficially own an aggregate of 1,698,220 shares of Common Stock after the sales described in Item 5 below.



ITEM 4.    PURPOSE OF TRANSACTION.

         The Filing Parties have no plans or proposals which relate to or would result in (i) the acquisition of additional securities of the Issuer, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (v) any material change in the present capitalization or dividend policy of the Issuer, (vi) any other material change in the Issuer's business or corporate structure, (vii) changes in the Issuer's charter or bylaws or actions which may impede the acquisition of control of the Issuer by any person, (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (x) any actions similar to any of those enumerated above.

ITEM 5.    INTEREST IN SECURITIES OF ISSUER.

         Items 5(a) through 5(b) of the Schedule 13D are hereby amended and restated in their entirety to read as follows: (a)-(b) As of the date hereof, the Reporting Persons beneficially own an aggregate of 1,698,220 shares of Common Stock which represents approximately 4.8% of the outstanding shares of Common Stock of the Company, based on 35,709,924 shares of Common Stock outstanding as of March 26, 2001 according to the Form 10-K filed on March 29, 2001. The Reporting Persons share the voting and dispositive power with respect to such shares. To the Reporting Persons' knowledge, none of the persons disclosed in response to Item 2 (except for the Reporting Persons) owns any shares of Common Stock or can vote or direct the vote of any shares of Common Stock, nor can any such individual dispose or direct the disposition of any shares of Common Stock.

         (c) The following transactions in the Issuer Common Stock were effected by the Filing Parties since the date of the acquisition of Issuer Common Stock:

    Date            No. of Shares         Sale/Purchase       Price per Share
    ----            -------------         -------------       ---------------

      2/21/01                60,000           Sale                $10.00
      2/28/01                10,000           Sale                $10.00
      3/01/01                10,000           Sale                $10.00
      3/02/01                13,500           Sale                $10.03
      3/05/01                41,300           Sale                $10.06
      3/06/01                29,000           Sale                $10.16
      3/07/01                33,500           Sale                $10.23
      3/08/01                50,000           Sale                $10.13
      3/08/01                23,700           Sale                $10.34
      3/01/01                25,000           Sale                $10.22
      3/12/01                10,000           Sale                $10.25
      3/13/01                30,000           Sale                $10.33
      3/14/01                 5,000           Sale                $10.44
      3/15/01                 9,000           Sale                $10.13
      3/16/01                 5,000           Sale                $10.13

         All of the above transactions were effected through a broker. The price per share is excluding brokerage commissions.

         (d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 355,000 shares of Common Stock beneficially owned by the Reporting Persons.

         (e) On March 16, 2001, the Filing Parties ceased to be beneficial owners of 5% or more of the Issuer Common Stock.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

         Other than as described in this statement, none of the Reporting Parties has any contracts, arrangements, understandings or relationships with any person with respect to any securities of the Company.

ITEM 6.    MATERIAL TO BE FILED AS EXHIBITS.

         Joint Filing Agreement dates as of April 11, 2001, among Lone Star Securities Fund, L.L.C., LSOF Investments, LLC, Lone Star Securities Limited, Lone Star Opportunity Fund, L.P., and Hudson Advisors, L.L.C.*

------------------

*Filed herewith.

                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. The undersigned signatories hereby agree that the foregoing statement is filed on behalf of each of them.


         Dated: April 11, 2001

                                          LONE STAR SECURITIES FUND, L.L.C.

                                          By:       LSOF Investments, LLC
                                                    Managing Member

                                                    By:       Lone Star Securities Limited
                                                              Sole Member

                                                              By:       Lone Star Opportunity Fund, L.P.
                                                                        Sole Stockholder

                                                                        By:        Lone Star Partners, L.P.
                                                                                   General Partner

                                                                                   By:       Lone Star Management Co., Ltd.
                                                                                             General Partner

                                                                                             By: /s/ Benjamin D. Velvin III
                                                                                                 ----------------------------
                                                                                                 Name: Benjamin D. Velvin III
                                                                                                 Title: Vice President



                                       10

                                                    LSOF INVESTMENTS, LLC

                                                    By:       Lone Star Securities Limited
                                                              Sole member

                                                              By:       Lone Star Opportunity Fund, L.P.
                                                                        Sole Stockholder

                                                                        By:        Lone Star Partners, L.P.
                                                                                   General Partner

                                                                                   By:       Lone Star Management Co., Ltd.
                                                                                             General Partner

                                                                                             By: /s/ Benjamin D. Velvin III
                                                                                                 -------------------------------
                                                                                                 Name: Benjamin D. Velvin III
                                                                                                 Title: Vice President

                                                    LONE STAR SECURITIES LIMITED

                                                    By:       Lone Star Opportunity Fund, L.P.
                                                              Sole Stockholder

                                                              By:       Lone Star Partners, L.P.
                                                                        General Partner

                                                                        By:        Lone Star Management Co., Ltd.
                                                                                   General Partner

                                                                                   By: /s/ Benjamin D. Velvin III
                                                                                       -------------------------------
                                                                                       Name: Benjamin D. Velvin III
                                                                                       Title: Vice President


                                                    LONE STAR OPPORTUNITY FUND, L.P.

                                                    By:       Lone Star Partners, L.P.
                                                              General Partner

                                                              By:       Lone Star Management Co., Ltd.
                                                                        General Partner

                                                                        By: /s/ Benjamin D. Velvin III
                                                                            ------------------------------
                                                                            Name: Benjamin D. Velvin III
                                                                            Title: Vice President

                                       11

                                                    HUDSON ADVISORS, L.L.C.

                                                    By: /s/ Robert J. Corcoran
                                                        ---------------------------------
                                                        Name: Robert J. Corcoran
                                                        Title: President

















                                       12